Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

MARATHON PETROLEUM CORPORATION

Marathon Petroleum Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify:

FIRST: Article FOUR, Section 1 of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

“1. Authorized Shares. The aggregate number of shares of capital stock which the Corporation will have authority to issue is 2,030,000,000 (Two Billion Thirty Million), of which 2,000,000,000 (Two Billion) shares are classified as common stock, par value $.01 per share (“Common Stock”), and of which 30,000,000 (Thirty Million) shares are classified as preferred stock, par value $.01 per share (“Preferred Stock”). The Corporation may issue shares of any class or series of its capital stock for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board”) may from time to time determine. Each share of Common Stock shall be entitled to one vote.”

SECOND: That said amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 1st day of October, 2018.

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary